File No. 001-16189
FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL REPORT
PURSUANT TO SECTION 15(d)
of the
SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
NISOURCE INC. RETIREMENT SAVINGS PLAN
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

NiSource Inc.
Retirement Savings Plan
Financial Statements as of December 31,
2010 and 2009 and for the Year Ended
December 31, 2010, and Supplemental
Schedule as of December 31, 2010, and Report of
Independent Registered Public Accounting Firm

NISOURCE INC. RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4—13

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	15

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Benefits Committee of
NiSource Inc. Retirement Savings Plan
Merrillville, Indiana
We have audited the accompanying statements of net assets available for benefits of NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Columbus, Ohio
June 27, 2010

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments — at fair value:
Mutual funds	$630,231,092	$554,759,092
Money market fund	126,435,559	134,193,162
NiSource Inc. Common Stock Fund	165,605,947	138,052,552
Collective trust	13,199,268	13,091,511

Total investments	935,471,866	840,096,317

Notes receivable from participants	20,113,408	17,478,140

NET ASSETS AVAILABLE FOR BENEFITS	$955,585,274	$857,574,457

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

2010
ADDITIONS:
Contributions:
Participant	$40,582,134
Employer	20,232,464

Total contributions	60,814,598

Investment income:
Net appreciation in fair value of investments	82,830,523
Dividends and interest	22,705,065

Net investment income	105,535,588

Interest on notes receivables from participants	852,326

Other	193,128

Total additions	167,395,640

DEDUCTIONS:
Benefits paid to participants	69,219,138
Administrative expenses	165,685

Total deductions	69,384,823

NET INCREASE IN NET ASSETS	98,010,817

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	857,574,457

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$955,585,274

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN
NiSource Inc. (the “Company”) is a holding company whose major subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group, Bay State Gas Company, Northern Indiana Fuel and Light (“NIFL”), and Kokomo Gas (“Kokomo”). The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan available to each eligible employee who works for the Company or one of its major subsidiary companies as defined above. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Plan Administration — The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions. The Plan investments include twenty-six mutual funds, one money market fund, one collective trust and one common stock fund as investment options for participants. Two of the mutual funds are closed to new investment. A Roth 401(k) option was added to the Plan effective January 1, 2010.
Contributions — Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax, pre-tax catch up, Roth after-tax catch up, Roth after-tax or after-tax basis, up to 75% in total, subject to Internal Revenue Code limitations. Participants who are at least 50 years old or will be 50 years old in the plan year, can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. Some groups are not matched on after-tax contributions, as noted below.
The Company contribution (match) formulas are as follows:
Note: NiSource does not match on pre-tax catch up or Roth after-tax catch up contributions.
a.	For the accounts of all participants who participate in the Final Pay Option of the Columbia Energy Group Pension Plan, or any successor plan (as defined therein):
(1)	during the first 120 months of participation, the match is equal to 50% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(2)	from the 121st through the 240th month of participation, the match is equal to 75% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(3)	from the 241st month onward of participation, the match is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution.

b.	For the accounts of all participants who participate in the Final Pay Option of the NiSource Salaried Pension Plan and Kokomo nonunion employees who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan and Kokomo union employees who participate in the Final Pay Option of the Kokomo Union Pension Plan, or any successor plans (as defined therein), the match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

c.	For the accounts of all nonunion participants who participate in the Final Pay Options of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), the match is two parts: (1) $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 2.5% of compensation, plus (2) 50 cents for each $1 contributed on the next 5% of compensation. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 5% of compensation.

d.	For accounts of all employees of NIFL who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan or any successor plan (as defined therein), the match is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation.

e.	For the accounts of all participants who participate in the Account Balance (AB1) option of the Columbia Energy Group Pension Plan, the NiSource Salaried Pension Plan, the NiSource Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), the company match is 75¢ for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

On January 1, 2006 a new Account Balance option was created (AB2). Exempt employees were given the opportunity to elect this new account balance pension design or stay in the old Account Balance option (AB1). Under the new retirement income program, exempt new hires since January 1, 2006 are automatically placed into the new retirement income program plan design (AB2), as are all nonunion nonexempt hires since January 1, 2008. Effective January 1, 2008, new hires into the NIFL Union within the NiSource Subsidiary Pension Plan and new hires into certain union groups within The Bay State Union Pension Plan are automatically placed into the new retirement income program plan design (AB2). Effective March 1, 2009, new hires in the Kokomo Union Pension Plan are automatically placed into the new retirement income program plan design (AB2). As of January 1, 2011, all current exempt employees who had not already elected the new account balance design were automatically converted. The company match for the 401(k) under this new pension design (AB2) is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

f.	Effective January 1, 2005, all NIPSCO active union employees were given a choice between an Account Balance (AB1) and Final Average Pay defined benefit plan. For employees who choose the Account Balance (AB1) pension plan, the company match is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. For employees who choose the Final Average Pay defined benefit plan, the company match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

g.	For certain union employees in The Bay State Union Pension Plan, Bay State Gas Company makes contributions from 2.5% to 6% of eligible compensation. Such contributions are allocated according to the participant’s direct accounts.

h.	Effective January 1, 2010, in lieu of a pension plan, employees who are hired or rehired on or after January 1, 2010 and classified by the Company as an “exempt employee,” are eligible for the Exempt Employee Employer Contribution. Each pay period, the Company makes an Exempt Employee Employer Contribution in the amount of 3% of compensation to the account of each exempt employee eligible for this contribution. Employees will receive this contribution each pay period whether or not they make contributions to the Plan. If an employee wishes to participate in the 401(k) plan, the company match is 50¢ for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. An employee does not have to participate in the Plan to get the automatic 3% employer contribution.
For all employees other than those referenced in item 1(g) above, the matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining funds available in the Plan.
The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant’s compensation. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $5,716,425 were authorized by the Administrative Committee on February 3, 2011. Such amounts will be reported as contributions to the Plan in the year authorized and funded.
Automatic Enrollment — Beginning in 2008, certain new hires are automatically enrolled into the Plan at a 3% contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time.
Rollovers from Other Qualified Employer Plans — The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and certain administrative expenses.
Vesting — Participants are fully vested in their accounts at all times.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 3.25% to 11% at December 31, 2010. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts. If no arrangements are made with Fidelity after termination/retirement, the participant is subject to having their loan defaulted and could face tax consequences.

Participant Withdrawals — Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•	Age 59 1/2 withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.
A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits — All amounts distributed from a participant’s account following termination of employment shall be as follows. If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the administrative committee will direct that such amount be paid in a lump sum. If the participant’s balance exceeds $1,000, but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits — Benefits are recorded when paid.

Investments — The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of the investments are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Loans to participants are recorded at the unpaid principal balance plus any accrued but unpaid interest.

NiSource Inc. Common Stock Fund

Employee Stock Ownership Plan — The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants — Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.

Payment of Benefits — Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the Common Stock Fund.

Administrative Expenses — Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements. According to the ASU, participant loans have been classified as receivables and are segregated from Plan investments at both December 31, 2010 and 2009.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2010	2009
NiSource Inc. Common Stock Fund (2)	$165,605,947	$138,052,552
Fidelity Institutional Money Market Fund (1)	126,435,559	134,193,162
Fidelity Spartan U.S. Equity Index Fund (1)		58,251,176
Fidelity Contrafund Class K (1)	69,424,526	60,924,633
Fidelity Spartan 500 Index — Investor Class (1)	66,120,358
Fidelity Growth Fund Class K (1)	60,798,161	52,803,652
The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Appreciation
Mutual funds (1):
U.S. equities	$47,037,217
International equities	3,878,769
Balanced funds/target date funds	11,227,093
Fixed income	215,999
Collective trust	107,323
NiSource Inc. Common Stock Fund (2)	20,364,122

Net appreciation in fair value of investments	$82,830,523

(1)	Includes parties-in-interest to the Plan.

(2)	Includes nonparticipant-directed investments and represents a party-in- interest to the Plan.
4.	FAIR VALUE MEASUREMENTS

The Fair Value Measurements and Disclosures Topic of the FASB ASC established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010 and 2009. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the plan year. For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2, or 3.

Level 1 Measurements — The fair values of the mutual funds are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are traded on national securities exchanges and are valued at the net asset value as of December 31, 2010 and 2009. Money market funds are valued at cost, which approximates fair value.

Level 2 Measurements — Units held in the collective trust are valued at the unit value as reported by the investment managers as of December 31, 2010 and 2009. Investments in the collective trust (Stable Value Fund) consist primarily of short-term investments and guaranteed investment contracts. The fair value of the investment has been estimated using the net asset value per share. Redemptions are normally available on a daily basis without notice, but may be temporarily suspended due to liquidity concerns.

The investment in the NiSource Inc. Common Stock Fund is reported at net asset value and includes money market funds which are valued at cost and NiSource Common Stock which is stated at fair value measured by quoted market prices in an active market. Redemptions are available on a daily basis without notice.

		Fair Value Measurements at 12/31/10
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
U.S. equities	$343,953,160	$343,953,160	$—	$—
International equities	66,764,971	66,764,971
Balanced funds/
target date funds	121,037,678	121,037,678
Fixed income	98,475,283	98,475,283
Money market fund	126,435,559	126,435,559
Collective trust	13,199,268		13,199,268
NiSource Inc.
Common Stock Fund	165,605,947		165,605,947

Total	$935,471,866	$756,666,651	$178,805,215	$—

		Fair Value Measurements at 12/31/09
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
U.S. equities	$306,931,842	$306,931,842	$—	$—
International equities	67,987,180	67,987,180
Balanced funds/
target date funds	93,313,492	93,313,492
Fixed income	86,526,578	86,526,578
Money market fund	134,193,162	134,193,162
Collective trust	13,091,511		13,091,511
NiSource Inc.
Common Stock Fund	138,052,552		138,052,552

Total	$840,096,317	$688,952,254	$151,144,063	$—

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2010 and 2009, the Plan held 21,479,371 and 20,421,975 shares, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $149,629,602 and $140,537,780, respectively. During the year ended December 31, 2010, the Plan recorded $8,174,014 of dividend income for the common stock.
6.	NONPARTICIPANT-DIRECTED INVESTMENTS
The Plan’s investment in NiSource Inc. Common Stock Fund includes both participant-directed transactions and non-participant directed transactions. Information about the NiSource Inc. Common Stock Fund and the significant components of the changes in the NiSource Inc. Common Stock Fund are as follows as of and for the year ended December 31, 2010:

Balance at beginning of year	$138,052,552

Changes in net assets:
Net appreciation in fair value of investments	20,364,122
Interest and dividends	8,386,988
Participant contributions	2,784,819
Employer contributions	19,680,850
Loans issued/repaid (net)	(732,816)
Benefits paid to participants	(9,490,460)
Administrative fees	(21,047)
Transfer to participant-directed investments (net)	(13,419,061)

Net change	27,553,395

Balance at end of year	$165,605,947

7.	FIDELITY MANAGED INCOME PORTFOLIO
The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio, which is a collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The contract is included in the statements of net assets available for benefits at estimated fair value. The contract value of the collective trust at December 31, 2010 and 2009 is $13,091,945 and $13,334,950, respectively.
The average yield and average crediting interest rates were 2.68% and 1.44% for 2010. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.

Generally accepted accounting principles require that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. At December 31, 2010 and 2009, the investment manager reported that there is no significant difference between the contract value and fair value; therefore, there is no impact on the 2010 and 2009 financial statements.
The fund imposes certain restrictions on the Plan, and the fund itself may be subject to circumstances that impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan Administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.
8.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.
9.	TAX STATUS
The Internal Revenue Service (the “IRS”) has issued a determination letter dated February 25, 2004, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that it is no longer subject to income tax examinations for years prior to 2005.
The Plan files Form 5500, Annual Return/Report of Employee Benefit Plan, which is subject to examination by the Internal Revenue Service until the applicable statute of limitations expire. The statute of limitations for Form 5500 is six years.
* * * * * *

SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN
FORM 5500 SCHEDULE H, PART IV, LINE 4i —
BN: 35-2108964, PLAN 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	Identity of Issuer,	Description of Investment, Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,		Fair
	or Similar Party	Collateral and Par or Maturity Value	Cost **	Value
*	NiSource Inc.	NiSource Inc. Common Stock Fund	$149,629,602	$165,605,947
*	Fidelity	Institutional Money Market Fund		126,435,559
*	Fidelity	Managed Income Portfolio		13,199,268
*	Fidelity	Balanced Fund Class K		42,785,966
	American Funds	EuroPacific Growth Fund		43,848,603
	Columbia	Acorn USA Z		14,150,530
*	Fidelity	Contrafund Class K		69,424,526
*	Fidelity	Equity Income Fund Class K		16,074,720
*	Fidelity	Freedom K Income Fund		3,742,327
*	Fidelity	Freedom 2010 Fund		17,704,413
*	Fidelity	Freedom 2020 Fund		28,959,688
*	Fidelity	Freedom 2030 Fund		15,642,496
*	Fidelity	Freedom 2040 Fund		9,284,731
*	Fidelity	Freedom 2050 Fund		2,918,057
*	Fidelity	Growth Fund Class K		60,798,161
*	Fidelity	Magellan Fund Class K		40,131,093
*	Fidelity	Overseas Fund Class K		22,511,276
	MFS	Massachusetts Investors Trust — Class R3		21,995,556
	Invesco	U.S. Small Cap Value Fund — Class Y		22,821,778
	Northern Funds	Small Cap Value Fund		4,345,188
	Perkins	Small Cap Value Fund — Institutional Class		25,976,516
	PIMCO	Total Return Fund (institutional)		38,279,480
	PIMCO	Long-Term Government Fund		16,313,681
	PIMCO	Low-Duration Fund (institutional)		10,529,044
*	Fidelity Spartan	500 Index — Investor Class		66,120,358
*	Fidelity Spartan	International Index Fund — Investor Class		405,092
*	Fidelity Spartan	Extended Market Index Fund — Investor Class		2,114,734
	Vanguard	Total Bond Market (institutional)		32,327,190
	Vanguard	Inflation Protected Securities Fund — Admiral Shares		1,025,888

	Total investments			935,471,866

*	Various plan participants	Participant loans, with interest rates ranging from
		3.25% to 11%, and maturity dates ranging
		from 2011 to 2031		20,113,408

	TOTAL ASSETS (HELD AT END OF YEAR)			$955,585,274

*	Denotes a party-in-interest

**	Cost omitted for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-170706 and No. 333-107748 on Form S-8 of NiSource Inc., of our report dated June 27, 2011, relating to the financial statements and supplemental schedule appearing in the Annual Report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
June 27, 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC. RETIREMENT SAVINGS PLAN
By	/s/ David J. Vajda
David J. Vajda
V.P., Treasurer, & Chief Risk Officer NiSource Inc. Member, Administrative Committee Date: June 27, 2011

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2010 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Robert C. Skaggs, Jr.	/s/ Stephen P. Smith

Robert C. Skaggs, Jr. President and Chief Executive Officer Date: June 27, 2011	Stephen P. Smith Executive Vice President and Chief Financial Officer Date: June 27, 2011